AH 3/9/2004 **

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



04004670

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 2 6 2004 WASHINGTON

SEC FILE NUMBER
8-14037

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/03___ AND ENDING ___12/31/03___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Locust Street Securities, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 Locust Street

(No. and Street)

Des Moines	**IA**	**50309-2899**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karl Lindberg, President   (515) 698-7869

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP

(Name – of individual, state last, first, middle name)

600 Peachtree Street Ste 2800	**Atlanta**	**GA**	**30308**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
   x Certified Public Accountant
   ☐ Public Accountant
   ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



OATH OR AFFIRMATION

I, _____Karl Lindberg_____ , swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of

_____Locust Street Securities, Inc._____ , as of

__12/31/03_____ , are true and correct. I further swear (or affirm) that neither the company nor

any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a

customer, except as follows:

_____

_____

_____

Karl Lindll
Signature

President & CEO
Title

Tracy Cosby
Notary Public

[Notary seal: TRACY S. COSBY, NOTARY, EXPIRES GEORGIA JUNE 13, 2007, PUBLIC, COBB COUNTY]

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con- solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

*_*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
Locust Street Securities, Inc.
For the year ended December 31, 2003
with Reports of Independent Auditors

LOCUST STREET SECURITIES, INC.
Audited Consolidated Financial Statements and Supplemental Information
For the year ended December 31, 2003
Contents

0402-0513894



■ Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

■ Phone: (404) 874-8300
www.ey.com

Report of Independent Auditors

Stockholder and Board of Directors
Locust Street Securities, Inc.

We have audited the accompanying consolidated statement of financial condition of Locust Street Securities, Inc. (a wholly owned subsidiary of ING Brokers Network, LLC, which is an indirect wholly owned subsidiary of ING America Insurance Holdings, Inc.) as of December 31, 2003, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Locust Street Securities, Inc. at December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplemental information in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Ernst + Young LLP

Atlanta, Georgia
February 16, 2004

LOCUST STREET SECURITIES, INC.
Consolidated Statement of Financial Condition
December 31, 2003

Assets

Cash and cash equivalents	$ 5,343,793
Cash segregated for regulatory purposes	207,395
Commissions and concessions receivable	3,482,207
Accounts receivable, net of allowance of $86,403	543,932
Due from affiliates, including $198,397 under tax allocation agreement	400,735
Deferred tax asset	997,436
Deferred compensation plans investment	1,193,934
Premises and equipment, net of accumulated depreciation of $899,630	72,243
Other assets	138,020
Total assets	$ 12,379,695

Liabilities and stockholder's equity

Liabilities:

Commissions and concessions payable	$ 3,698,668
Accounts payable and other accrued expenses	1,339,910
Due to affiliates	1,817,802
Deferred compensation plans accrued expenses	1,497,350
Other liabilities	128,688
Total liabilities	8,482,418

Stockholder's equity:

Common stock, $1.00 par value; 50,000 shares authorized; 8,500 shares issued and outstanding	8,500
Additional paid-in capital	3,119,619
Retained earnings	769,158
Total stockholder's equity	3,897,277
Total liabilities and stockholder's equity	$ 12,379,695

The accompanying notes are an integral part of these financial statements.

LOCUST STREET SECURITIES, INC.
Consolidated Statement of Operations
Year ended December 31, 2003

Revenues:	
Commissions	$ 70,389,809
Interest	146,958
Other	5,413,304
Total revenues	75,950,071
Expenses:	
Commissions	62,581,176
Salaries and employee benefits	4,526,777
Management fees paid to affiliates	6,062,731
Other operating expenses	3,513,138
Total expenses	76,683,822
Loss before taxes	(733,751)
Income tax expense (benefit):	
Current	435,568
Deferred	(670,133)
Total income tax benefit	(234,565)
Net loss	$ (499,186)

The accompanying notes are an integral part of these financial statements.

LOCUST STREET SECURITIES, INC.
Consolidated Statement of Changes in Stockholder's Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2003	$ 8,500	$ 1,619,619	$ 1,768,344	$ 3,396,463
Contribution of capital	-	1,500,000	-	1,500,000
Dividends paid	-	-	(500,000)	(500,000)
Net loss	-	-	(499,186)	(499,186)
Balance at December 31, 2003	$ 8,500	$ 3,119,619	$ 769,158	$ 3,897,277

The accompanying notes are an integral part of these financial statements.

LOCUST STREET SECURITIES, INC.
Consolidated Statement of Cash Flows
Year ended December 31, 2003

Operating activities

Net loss	$ (499,186)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation expense	100,801
Deferred income tax benefit	(670,133)
Changes in operating assets and liabilities:	
Cash segregated for regulatory purposes	(207,395)
Commissions and concessions receivable	587,082
Accounts receivable	(171,646)
Due from affiliate	(321,392)
Deferred compensation plans investment	(797,909)
Other assets	(3,304)
Commissions and concessions payable	(1,257,301)
Accounts payable and other accrued expenses	365,585
Due to affiliates	(1,719,681)
Deferred compensation plans accrued expenses	966,911
Other liabilities	(5,544)
Net cash used in operating activities	(3,633,112)

Investing activities

Purchase of premises and equipment	(6,300)
Net cash used in investing activities	(6,300)

Financing activities

Capital contributions from Parent	1,500,000
Dividends paid to Parent	(500,000)
Net cash provided by financing activities	1,000,000

Net decrease in cash and cash equivalents	(2,639,412)
Cash and cash equivalents at beginning of year	7,983,205
Cash and cash equivalents at end of year	$ 5,343,793

Supplemental disclosure of cash flow information

Cash paid during the year for:

Income taxes	$ 572,271

The accompanying notes are an integral part of these financial statements.

1.   **Nature of Business and Ownership**

Locust Street Securities, Inc. (the "Company") operates as a broker-dealer registered under the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers. The Company operates primarily in the sale of mutual funds, variable annuities, and interests in limited partnerships. The Company is a wholly owned subsidiary of ING Brokers Network, LLC ("ING BN"), and ultimately of ING America Insurance Holdings, Inc. ("ING AIH"). ING AIH is a wholly owned subsidiary of ING Groep N.V., a global financial services holding company based in The Netherlands.

The consolidated financial statements include the Company and its wholly owned subsidiaries: LSSI, Inc., LSSI Alabama Insurance Agency, Inc., LSSI Massachusetts Insurance Agency, Inc., LSSI Nevada, Inc., and LSSI Texas, Inc., which are controlled by the Company. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company is a fully disclosed broker-dealer and clears all securities transactions through an unaffiliated clearing broker. Therefore, the Company is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3. The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

2.   **Summary of Significant Accounting Policies**

General

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and highly liquid investments that have original maturities of three months or less, when purchased, to be cash and cash equivalents.

Cash of $187,395 at December 31, 2003 has been segregated in a special account for regulatory purposes and for the exclusive benefit of customers under SEC Rule 15c3-3(c)(7).

Cash of $20,000 at December 31, 2003 has been deposited in an escrow account at the National Securities Clearing Corporation.

Income Taxes

Deferred income tax assets and liabilities result from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years.

Accounts Receivable

Accounts receivable are shown at their net realizable value. Uncollectible accounts receivable are charged to operations during the period they are determined to be uncollectible.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization have been calculated using the straight-line method over the assets' estimated useful lives. The estimated service lives of premises and equipment are principally as follows:

Equipment	2 - 15 years
Computer software	2 - 7 years

Maintenance and repairs are charged to expense and improvements are capitalized.

Revenue Recognition

Commission revenue and expense are recognized on a trade-date basis, which is the date a trade is executed.

Financial Instruments with Off-Balance Sheet Risk

The securities transactions of the Company's customers are introduced on a fully disclosed basis with a clearing broker-dealer. The Company holds no customer funds or securities. The clearing broker-dealer is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

Liabilities Subordinated to the Claims of General Creditors

At December 31, 2003 and during the year then ended, the Company had no liabilities subordinated to the claims of general creditors.

3. **Income Taxes**

The results of the Company's operations are included in the consolidated tax return of ING AIH. ING AIH and its subsidiaries each report current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent of their losses.

Income tax expense (benefit) consists of the following for the year ended December 31, 2003:

Current:	
Federal	$ 420,301
State	15,267
	435,568
Deferred:	
Federal	(670,133)
Total	$ (234,565)

Variations from the federal statutory rate are as follows for the year ended December 31, 2003:

Expected federal income tax benefit at statutory rate of 35%	$ (256,813)
State income tax expense, net of federal benefit	9,924
Other	12,324
Income tax benefit	$ (234,565)

The difference between the income tax provision computed at the federal statutory rate and the effective income tax rate is primarily due to state income taxes and nondeductible expenses such as entertainment and meals.

Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within each entity. The Company did not have any deferred tax liabilities at December 31, 2003. Significant components of the Company's deferred tax assets at December 31, 2003 are as follows:

Deferred tax assets:

Depreciation	$ 21,927
Deferred compensation	446,387
Reorganization accrual	183,598
Pension	161,130
Legal fees	102,670
Other	81,724
Total deferred tax asset	$ 997,436

Management has evaluated the need for a valuation allowance for the deferred tax asset and believes that the deferred tax asset will more likely than not be realized. Accordingly, no valuation allowance has been recognized.

4. Related Party Transactions

ING Brokers Network, LLC ("ING BN") (an affiliated company) and ING AIH allocate a portion of their general administrative expenses to the Company based on volume, number of personnel, and activity. During the year ended December 31, 2003, the Company was charged $6,480,714 by ING BN and ING AIH.

The Company received $12,549,340 in revenues from an affiliate for broker-dealer services for the year ended December 31, 2003.

Revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those recorded if the Company was not a wholly owned subsidiary of its Parent.

5.   **Employee and Registered Representative Benefits**

401(k) and Pension Plans

The employees of the Company are covered by a variety of employee benefit plans (both 401(k) and pension) that are administrated by affiliates. The different plans have various eligibility standards, vesting requirements, and guidelines for matching. The Company had no separate employee benefit plans in 2003 and relied on its affiliated companies to cover all eligible employees. All benefits that were paid by these affiliates were charged back to the Company for reimbursement. Plan expenses incurred by the Company included in the statement of operations were $558,567 for the year ended December 31, 2003.

Deferred Compensation Plans

The Company maintains deferred compensation plans (the "Plans") for registered representatives and other eligible employees. Under the Plans, if certain eligibility requirements are met, a participant may defer a portion of their income, including commission and fee earnings, as applicable. Such amounts are charged to salaries and employee benefits by the Company. Participants may elect to have all or a portion of their deferred compensation account indexed to rates of return on a variety of investment options, including a fixed rate option. The Company accrues interest to these participants based upon the actual rate of return of the underlying investment index choice. Such amounts are included in the Company's 2003 consolidated results of operations. The Plans are unfunded; therefore, benefits are paid from the general assets of the Company. However, for one of the Plans, the Company has made investments that mirror amounts and elections of the participants, of which $1,193,934 is included as an asset on the statement of financial condition and is carried at market value. The total of net participant deferrals which is reflected as a liability on the statement of financial condition was $1,492,527 at December 31, 2003. The interest expense related to these Plans (net of the Company's investment results) was $613 for the year ended December 31, 2003.

6.   **Contingencies**

The Company is party to a number of claims and lawsuits arising in the course of their normal business activities. Although the ultimate outcome of these suits cannot be ascertained at this time, it is the opinion of management that these matters, when resolved, will not have a material effect on the Company's results of operations or financial condition.

7.   **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.   Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1.   At December 31, 2003, the Company had net capital of $1,402,396, which was $916,498 in excess of its required net capital of $485,898. The Company's ratio of aggregate indebtedness to net capital at December 31, 2003 was 5.20 to 1.

8.   **Subsequent Events**

On January 1, 2004, the Company merged with Washington Square Securities, Inc. ("WSS") an affiliated entity. The merged entity is known as ING Financial Partners, Inc. ("IFP").   The assets and liabilities of the Company were recorded by IFP at book value as of January 1, 2004. All outstanding shares of stock of the Company were converted into the right to receive 1,500 shares of WSS common stock, par value $.01 per share. All outstanding shares of common stock of the Company were cancelled and returned. The outstanding shares of common stock of WSS were not affected by the merger. The combination will be accounted for as a pooling of interest consistent with APB 16.

Incurred costs related to the merger of $524,567 are included in other operating expenses.

Supplemental Information

LOCUST STREET SECURITIES, INC.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2003   Schedule I

Stockholder's equity	$ 3,897,277
Non-allowable assets	
NSCC escrow deposit	20,000
Commissions receivable (aged)	218,125
Accounts receivable	543,932
Due from affiliates	400,735
Deferred tax asset	997,436
Premises and equipment	72,243
Other assets	138,320
Total non-allowable assets	2,390,791
Net capital before haircuts	1,506,486
Haircuts	104,090
Net capital	$ 1,402,396
Aggregate indebtedness (AI)	
Commissions and concessions payable	$ 3,698,668
Accounts payable and other accrued expenses	1,339,910
Due to affiliates	1,817,802
Deferred compensation plans	303,416
Other liabilities	128,688
Total aggregate indebtedness	$ 7,288,484
Minimum net capital requirement, 6 2/3% of AI	$ 485,898
Minimum dollar net capital requirement	$ 100,000
Excess net capital	$ 916,498
Excess net capital at 1000%, as defined	$ 673,547
Ratio of aggregate indebtedness to net capital	5.20 to 1

There were no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2003.

Exemptive Provision

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

 ERNST & YOUNG

■ Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

■ Phone: (404) 874-8300
www.ey.com

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Stockholder and Board of Directors
Locust Street Securities, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Locust Street Securities, Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of differences required by Rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

A Member Practice of Ernst & Young Global

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

Atlanta, Georgia
February 16, 2004